Exhibit 10.1

February 13, 2007

Kenneth B. Gilman
257 W. 86th Street, Apt. 7A
New York, NY 10024

Dear Ken:

This letter confirms certain agreements between you and Asbury Automotive Group, Inc. (the “Company”) in connection with your retirement from the Company.

You and the Company acknowledge and agree that your retirement from the Company shall be effective immediately following the Company’s annual meeting of shareholders (the “Effective Time”), which is scheduled to occur on May 4, 2007.  At the Effective Time, you agree that you will cease to be a director, officer and employee of the Company and all its subsidiaries, and you will submit any resignations reasonably required to effect the same.

The Company acknowledges and agrees that your retirement constitutes a termination by the Company other than for Good Cause for purposes of the Employment Agreement between you and the Company dated as of December 3, 2001, as amended (the “Employment Agreement”).  Consequently, the Company shall provide you with the severance benefit set forth in Section 12 of the Employment Agreement, which the Company has determined consists of a lump sum cash payment of (i) $1,454,350 and (ii) an amount equal to your total annual bonus for 2006, which is currently estimated to be approximately $1,400,000, in each case subject to applicable tax withholdings, that shall be paid to you within 30 days of the Effective Time; provided that, as and to the extent provided by the Employment Agreement, no such payment will be made prior to your executing and delivering to the Company a release of claims against the Company as discussed.

In addition, the Company will pay to you any base salary you accrue through the Effective Time and any bonus earned for 2006 that has not yet been paid to you (in each case, subject to applicable tax withholdings).  You shall also be entitled to elect to participate in the Company’s medical insurance plan as provided in Section 6(e) of the Employment Agreement.

The Company acknowledges that its Board of Directors has approved (i) the accelerated vesting of the 3,333 shares of unvested restricted stock of the Company you currently hold, which acceleration shall be effective as of the Effective Time, and (ii) your authorization to elect to exercise your option to acquire 162,177 shares of Company common stock through a net share delivery or “cashless” exercise.

You acknowledge and agree that, pursuant to Sections 10 and 11 of the Employment Agreement, you may not, to the extent provided by the Employment Agreement, (i) for a period of one year after the Effective Time, engage in certain competitive activities or make certain solicitations of Company employees or (ii) at any time, disclose certain confidential information of the Company.  You also agree that upon the Effective Time you will return to the Company all documents and correspondence in your possession relating to the business of the Company and its subsidiaries, as and to the extent required by Section 11 of the Employment Agreement.

This letter shall be construed and governed by the laws of the State of New York, and may not be amended or modified without the written agreement of both you and the Company.  Without limiting any rights under the Employment Agreement and other governing documents, this letter constitutes the entire agreement between you and the Company with respect to the matters addressed herein.  Any disputes between you and the Company with respect to this letter shall be resolved in the manner set forth in Section 17 of the Employment Agreement.

ASBURY AUTOMOTIVE GROUP, INC.,

		By:	/s/ Michael J. Durham
Name: Michael J. Durham
Title: Non-executive Chairman of the Board of Directors

Accepted and agreed as of the date first above written:

By:	/s/ Kenneth B. Gilman
Kenneth B. Gilman